Exhibit 3.1

AMENDMENT TO THE

AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

INVESTCORP AI ACQUISITION CORP

INVESTCORP AI ACQUISITION CORP

(the “Company”)

RESOLUTION OF THE SHAREHOLDERS OF THE COMPANY

RESOLVED, as a special resolution that, effective immediately, the Amended and Restated Memorandum and Articles of Association of the Company be amended by amending Article 36.2 by deleting the following:

“In the event that the Company does not consummate a Business Combination by May 12, 2025, or by such later time as the Members may approve in accordance with the Articles, the directors of the Company shall…”;

and replacing it with the following:

“In the event that the Company does not consummate a Business Combination by May 12, 2027, or by such later time as the Members may approve in accordance with the Articles, the directors of the Company shall…”;